

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 17, 2009

Mr. W. Anderson Bishop
Chief Financial Officer
Hallador Petroleum Company
1660 Lincoln Street, Suite 2700
Denver, Colorado 80264

> **Re: Hallador Petroleum Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 26, 2009**
> **File No. 000-14731**

Dear Mr. Bishop:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief